UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 30, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Results of the Sibanye-Stillwater Annual General Meeting

Johannesburg, 30 May 2018: Sibanye-Stillwater (JSE: SGL AND NYSE: SBGL) advises shareholders that all resolutions were passed by the requisite majority at the Company's Annual General Meeting (the AGM) held at the Sibanye Gold Academy at 09:00 this morning. In accordance with recommended practice, a poll was conducted on each resolution at the meeting.

The number of shares voted in person or by proxy was 1,878,930,765 representing 86% of Sibanye-Stillwater's 2,178,647,129 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those which abstained, are set out below:

Resolution	% of votes for the resolution [1]	% of votes against the resolution [1]	Number of shares voted	% of Shares Voted [2]	% of Shares abstained [2]
Ordinary Resolution 1 – Re-appointment of auditors	98.05	1.95	1,679,707,826	77.10	9.14
Ordinary Resolution 2 – Election of a director: SN Danson	96.16	3.84	1,874,747,189	86.05	0.19
Ordinary Resolution 3 – Re-election of a director: RP Menell	99.63	0.37	1,873,779,622	86.01	0.24
Ordinary Resolution 4 – Re-election of a director: KA Rayner	96.14	3.86	1,873,709,849	86.00	0.24

1

Ordinary Resolution 5 – Re-election of a director: JS Vilakazi	99.63	0.37	1,873,698,862	86.00	0.24
Ordinary Resolution 6 – Re-election of a member and Chair of the Audit Committee: KA Rayner	99.64	0.36	1,873,748,281	86.01	0.24
Ordinary Resolution 7 – Election of a member of the Audit Committee: SN Danson	99.66	0.34	1,874,684,041	86.05	0.19
Ordinary Resolution 8 – Re-election of a member of the Audit Committee: RP Menell	99.65	0.35	1,873,366,006	85.99	0.26
Ordinary Resolution 9 – Re-election of a member of the Audit Committee: NG Nika	99.65	0.35	1,873,426,862	85.99	0.25
Ordinary Resolution 10 – Re-election of a member of the Audit Committee: SC van der Merwe	99.65	0.35	1,873,441,133	85.99	0.25
Ordinary Resolution 11 – Approval for the issue of authorised but unissued ordinary shares	97.54	2.46	1,875,082,191	86.07	0.18
Ordinary Resolution 12 – Issuing equity securities for cash	97.51	2.49	1,874,596,755	86.04	0.20
Ordinary Resolution 13 – Increase in the number of shares for issue under the 2017 Sibanye Share Plan	98.41	1.59	1,866,806,065	85.69	0.20

Ordinary Resolution 14 – Advisory endorsement of the remuneration policy	96.82	3.18	1,865,742,798	85.64	0.25
Ordinary Resolution 15 – Advisory endorsement of the remuneration implementation report	83.55	16.45	1,748,700,291	80.27	5.62
Special Resolution 1 – Approval for the remuneration of non-executive directors	98.35	1.65	1,874,916,537	86.06	0.18
Special Resolution 2 – Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act	99.18	0.82	1,874,662,951	86.05	0.20
Special Resolution 3 – Approval for the acquisition of the Company's own shares	97.34	2.66	1,875,295,116	86.08	0.17

Notes:

(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.

(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "can", "unlikely", "could" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital

through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 2 April 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 30, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer